United States securities and exchange commission logo





                            September 3, 2020

       Bobak Azamian
       Chief Executive Officer
       Tarsus Pharmaceuticals, Inc.
       15440 Laguna Canyon Road
       Irvine, CA 92618

                                                        Re: Tarsus
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 7,
2020
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
14, 2020
                                                            CIK No.: 0001819790

       Dear Dr. Azamian:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1, submitted August 7, 2020

       Cover Page

   1. Please revise the table on the cover page and on page 185 to also take into account underwriting
commissions. We note your disclosures elsewhere in the prospectus reflecting information
after deducting estimated underwriting discounts and commissions.
       Prospectus Summary
       Overview, page 1
 Bobak Azamian
FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 3,
September  NameTarsus
             2020       Pharmaceuticals, Inc.
September
Page 2    3, 2020 Page 2
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2. We note your references to your product candidates as "first-in-class" on page 1 and throughout the registration statement. This term suggests that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval. Additionally, with respect to TP-03, there are existing FDA approved treatments for rosacea.
3. We note your statement that you estimate that the number of Demodex blepharitis cases may be as high as approximately 25 million based on your internal studies, and your other references to your research and surveys in the Summary. Please remove discussions of your surveys from the Summary, and in the Business section, provide additional details regarding the surveys so that an investor may understand their significance, including which types of ECPs were included in the survey, how the surveyed ECPs and patients in eye care clinics were selected, whether there was any ECP education that took place between May 2019 and May 2020 that may have led to a rise in the number of diagnoses, and what information regarding the indication and product candidates were provided to those surveyed. Please also revise to provide balancing disclosure regarding the small number of ECPs and patients surveyed. Also explain the basis for why you believe there may be 25 million Demodex blepharitis patients when you state on page 2 that your research also indicates 58% of patients presenting to ECP offices have collarettes indicative of Demodex blepharitis and that there are 20 million patients who suffer from blepharitis.
4. Please revise the pipeline table on page 2, which also appears on page 108, so that it reflects the current status of your product candidates. As such, please remove the grayed out portion of the arrow for TP-04, and also shorten the length of the arrows for the preclinical studies that are not yet completed. For example, we note your disclosure on page 133 that you are conducting pre-clinical studies for TP-04. Please also expand your disclosure on page 133 to state that you will need to obtain an IND for TP-04 prior to commencing trials in the U.S., which you explain on page 19.
Blepharitis: A Significant, Underserved & Underdiagnosed Market , page 2

5. Please include a statement citing the number of people with collarettes that do not have
         Demodex blepharitis.
6. Please remove the comparisons of the blepharitis market to the dry eye market and your
         TP-03 product to Allergen's Restasis in your Summary section. Additionally, tell us why you believe it is appropriate to make such comparisons when there are numerous
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FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 3,
September  NameTarsus
             2020       Pharmaceuticals, Inc.
September
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         differences, including but not limited to the intended indication, regulatory approval status and company operating history.
Our Approach: TP-03 , page 3

7. We note your statements on page 4 and elsewhere that your results are highly statistically
         significant.    Please limit your discussions of trial results in the
Summary section to
         statements regarding the primary endpoints and whether they were met, or that the trials and endpoints were exploratory, as applicable. The discussion of specific p-values and whether they are statistically significant should be in the Business section, where you should also explain how statistical significance relates to FDA approval and what you mean by "highly" statistically significant.
8.       We note your statement on page 4 regarding the    robust and
consistent clinical efficacy
         of TP-03 that you observed in your Phase 2 clinical trials, as well as "meaningful and consistent clinical efficacy and safety results" from your Phase 2 program. You also refer on page 6 to "[c]ompelling efficacy and safety data" from your Phase 2 program, on page
         7 that you observed in Phase 2 trials that TP-03 "results in collarette cure and mite eradication," and your Figure 15 advertises a key advantage of TP-03 as its "Efficacy and
         Efficiency." Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.
9. Please explain the basis for the amounts set forth in the following statement on page 5: "In the United States, MGD prevalence has been found to be approximately two-thirds of that of the estimated 34 million dry eye patient population." We note that on page 3, you state the diagnosed population for dry eye was over 6 million in 2015 and similar levels have been maintained since.
10. The footnotes to the graphic on page 5 indicate the Saturn trials are pending FDA feedback. Please disclose this in your discussions of the Saturn trials and describe this process and expected timeline. Please also increase the font size of the footnotes to the graphic to make them more legible.
11. Please describe how the formulation of TP-03 that is expected to support your NDA submission for Demodex blepharitis is different than the formulation of TP-03 used in certain of your prior trials.
Our Strengths and Differentiation, page 6

12. Please balance your first bullet to explain that based on FDA feedback, your Phase 3 trials will be using primary endpoints that are more stringent than the ones used in your Mars and Jupiter trials and involve longer durations. Also explain that you expect to enroll 700 patients in your two Phase 3 trials as compared to your largest trial to date with 54 patients, that all your other trials were conducted outside of the U.S., and that the FDA has not yet approved your trial designs.
 Bobak Azamian
FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 3,
September  NameTarsus
             2020       Pharmaceuticals, Inc.
September
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Our Strategy, page 7

13. Please revise the last bullet on page 7 regarding the rights you retained, and similar references elsewhere, to explain that you are dependent on intellectual property licensed from Elanco Tiergesundheit AG for both TP-03 and TP-04.
Risks Related to our Business, page 7

14. Please revise your risk factor discussion so that they are of the same prominence as the discussion of your strategies. Please add bullets to discuss the risks associated with the significant concentration of share ownership by your principal shareholders, officers and directors, as referenced on pages 77-78, and that you are dependent on a license agreement for the intellectual property underlying your lead product candidate.
Implications of Being an Emerging Growth Company, page 9

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risks Related to Intellectual Property, page 48

16. In the first risk factor on page 48 please include your obligation to grant Elanco a license to your patents and know-how if Elanco terminates the agreement for failure to meet a development milestone, which is mentioned on page 137.
Market, Industry and Other Data, page 85

17. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete the statements that the sources of the data cannot guarantee the accuracy or completeness of the information, and that your internal assumptions have not been verified by any independent source. Alternatively, specifically state that you take liability for these statements. We also note you state that you have conducted or sponsored surveys and studies set forth in this prospectus.
         Please expand your Business discussion to clarify which surveys were conducted by a third party, identify the party, and whether you commissioned the study for use in the registration statement. Please also tell us what consideration you gave with respect to filing a consent for such third party pursuant to Securities Act Rule 436.
Use of Proceeds, page 86

18. Please revise to disclose how far you expect to proceed in your Phase 3 trials of TP-03 for the treatment Demodex blepharitis and in the development of your other product candidates. Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources
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FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 3,
September  NameTarsus
             2020       Pharmaceuticals, Inc.
September
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         thereof.
Critical Accounting Policies, Significant Judgments and Use of Estimates
Fair Value of Common Stock, page 105

19. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Blepharitis Overview, page 113

20. On page 116, please clarify which of your clinical studies is referenced, or otherwise disclose information regarding the trial, including the number of participants and the
         results. In particular, you state    only 7% of patients without
collarettes had Demodex
         and you also state    [e]ven for those subjects without collarettes,
but who were performing
         daily lid scrubs with shampoo for a full year, 50% had Demodex
infestation   .    Please
         clarify how the 50% relates to the 7% in the description and Figure 7. Market Opportunity in Blepharitis, page 116

21. On page 117, please revise the disclosure to state why a comparison to dry eye is being presented in a study that you state was conducted to determine ECP awareness of the connection between collarettes and Demodex infestation. With respect to the graphic, please revise as necessary to clarify if any of these patients had overlapping diagnoses, in particular with respect to MGD and dry eye.
22. On page 120 please explicitly state the basis for your comparison to dry eye and why that comparison is meaningful. Please note whether there was any overlap between patients that had both collarettes and were on a prescription therapeutic for dry eye disease and explain how the survey results relate to your stated belief that there is a significant population for Demodex blepharitis.
Our Approach: Treating Demodex Mites, a Root Cause of Disease, page 121

23. In the graphic on page 121 please clarify what you mean by "near complete resolution on mean reduction of collarettes and mites" and either here or on page 114 include a statement describing the basis for which you feel TP-03 may meaningfully improve patient satisfaction with cataract and refractive surgery.
Clinical Development Program, page 122

24. On page 124 you state your study treated 15 people through day 28 and three did not
 Bobak Azamian
Tarsus Pharmaceuticals, Inc.
September 3, 2020
Page 6
         continue after day 28. The results on pages 125 and 126 show a total of 13 subjects on days 7 and 14, and 14 subjects on day 28. A similar disconnect appears in connection with the Io phase 2a trial discussion on page 127 with respect to Day
14. Please reconcile.
Our Additional Product Candidates - TP-04 Topical Formulation for the Treatment of Rosacea, page 132

25. We note you indicate that TP-04 is in a preclinical stage. Please explain why you expect to move TP-04 directly to a Phase 2a trial.
26. On page 133, please describe in more detail how you feel your TP-04 treatment for rosacea would address the unmet medical need in the rosacea market and be more effective than existing treatments that also target Demodex. For example, please expand upon the following parenthetical "(longer half-life, more lipophilic, greater therapeutic window)."
Intellectual Property, page 135

27. Please revise your discussion to clarify which patents (and their corresponding jurisdictions and expiration dates) are licensed, and which ones are owned by you, and whether your treatment and composition of matter claims are covered by issued patents or pending patent applications.
License Agreements, page 136

28. Please state the duration of the Elanco license agreement and the term of the royalty due thereunder. Please also provide the time period for the diligence and dermatology milestones or a range. We note that the earliest milestones were within a
         number of months after the agreement date per Exhibit 10.10. If you have missed any deadlines thus far please so state, and also note whether they were COVID-19 related or not.
       You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



FirstName LastNameBobak Azamian                               Sincerely,
Comapany NameTarsus Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
September 3, 2020 Page 6                                      Office of Life
Sciences
FirstName LastName